Exhbiti 99.1

Media Release

Planegg/Munich, Germany, November 11, 2020

MorphoSys Reports Nine Months and Third Quarter

2020 Results

Conference call and webcast (in English) to be held on November 12, 2020 at 2:00pm CET (1:00pm GMT/8:00am EST)

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) reports results for the first nine months and third quarter of 2020.

Financial Results for the First Nine Months of 2020

•	Group revenue in the first nine months of 2020 totaled € 291.7 million (9M 2019: € 60.7 million)

•	Monjuvi® (tafasitamab-cxix) delivered Q3 sales of US$ 5.0 million (€ 4.4 million) since launch in mid-August 2020

•	Royalties were € 30.3 million (9M 2019: € 23.0 million)

•	EBIT amounted to € 101.8 million (9M 2019: € -56.3 million)

•

Liquidity equaled € 987.2 million on September 30, 2020 (December 31, 2019: € 357.4 million); pro-forma liquidity end of September, including the convertible bond issuance in October: approx. € 1.3 billion

•

Financial guidance for 2020 increased: Group revenues in the range of € 317 to € 327 million (previously: € 280 to € 290 million) and an EBIT in the range of € 10 to € 20 million (previously: € -15 to € +5 million). R&D expenses are expected to remain unchanged in the range of € 130 to € 140 million

Corporate and Program Updates for the Third Quarter

Monjuvi® (tafasitamab-cxix)

•

U.S. FDA approved Monjuvi® (tafasitamab-cxix) in the U.S. in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant on July 31, 2020

•	First patient dosed on August 13 with Monjuvi® (tafasitamab-cxix)

•	Monjuvi® (tafasitamab-cxix) included in the latest National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell lymphomas on August 18

•	Effective coverage of key accounts as well as leading share of voice achieved

Felzartamab (MOR202)

•	M-PLACE study in membranous nephropathy ongoing; the safety run-in is about to be completed and the full enrollment phase will open

MOR210/TJ210

•

U.S. FDA cleared the Investigational New Drug application (IND) for MorphoSys’ investigational human anti-C5aR1 antibody MOR210/TJ210 for the treatment of patients suffering from relapsed or refractory advanced solid tumors in September 2020. The phase 1 clinical trial is expected to begin in Q4 2020

Tremfya® (guselkumab)

•	U.S. FDA approval of Tremfya® (guselkumab) as a treatment for adult patients with active psoriatic arthritis in July 2020

Corporate Developments

•	Jens Holstein, Chief Financial Officer (CFO), had decided to step down as CFO and member of the company’s Management Board. A search is ongoing to identify the future Chief Financial Officer

Significant Events After the End of the Third Quarter

•

On October 13, 2020, MorphoSys placed successfully unsubordinated, unsecured convertible bonds due 2025 in an aggregate principal amount of € 325 million. The bonds will be convertible into new and/or existing no-par value ordinary bearer shares of MorphoSys

•

On November 11, 2020, MorphoSys and Cherry Biolabs, a spin-off from the University Hospital Würzburg, announced that they entered into a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with MorphoSys’ antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. Financial details were not disclosed

•

On November 11, 2020, MorphoSys announced a clinical collaboration with Xencor and Incyte to develop tafasitamab in combination with plamotamab, Xencor’s clinical stage CD20xCD3 targeting bispecific antibody. This collaboration will investigate the combination of tafasitamab with plamotamab in r/r DLBCL, first-line DLBCL and r/r FL. Xencor will sponsor the study with MorphoSys and Incyte providing access to tafasitamab

•	In November 2020, a further antibody from the long-term collaboration between MorphoSys and Novartis entered clinical development. This triggered a milestone payment to MorphoSys

“Throughout the quarter, we made great progress in all dimensions of our business - from commercial to advancing our late stage clinical portfolio to accelerating our research. Despite COVID-19 challenges, our Monjuvi launch is fully on track and continues to build strong momentum in the U.S., confirming the value Monjuvi brings to patients”, said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We are building on the strength of our R&D portfolio with two very significant new partnerships, including advancing our vision of tafasitamab as the backbone for other therapeutic combinations with our Xencor CD20xCD3 bispecifics collaboration.”

“We continuously invest in the success of our launch and the promise of our proprietary compounds aiming to help patients with a high unmet medical need as well as to generate sustainable value and return for our shareholders” commented Jens Holstein, Chief Financial Officer of MorphoSys. “With a pro-forma liquidity of approx. € 1.3 billion by end of September taking into account the convertible bond issuance in October, we are well suited to grow the company in the years ahead to the benefit of our stakeholders.”

Financial Review for the Third Quarter of 2020 (IFRS)

Group revenues for the third quarter of 2020 increased to € 22.0 million (Q3 2019: € 12.5 million). This increase resulted primarily from the first-time recognition of Monjuvi® (tafasitamab-cxix) product sales and from service fees for the assignment of personnel to R&D collaborations. Group revenues include revenues of US$ 5.0 million (€ 4.4 million) from the first-time recognition of Monjuvi® (tafasitamab-cxix) product sales. Royalties amounted to € 10.2 million (Q3 2019: € 9.3 million).

In the Proprietary Development segment, MorphoSys researches and develops its own drug candidates for cancer and inflammation. In Q3 2020, this segment recorded revenues of € 10.5 million (Q3 2019: € 1.4 million). The rise is primarily due to the Monjuvi® (tafasitamab-cxix) product sales and the service fees for the assignment of personnel to R&D collaborations as explained above.

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new drug candidates for pharmaceutical companies and thus participates in its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. Revenues in the Partnered Discovery segment slightly increased to € 11.5 million in Q3 2020 from € 11.0 million in Q3 2019.

Total operating expenses increased to € 84.0 million from € 40.3 million in the same time period last year, due to the expenditure in relation to the Monjuvi® (tafasitamab-cxix) U.S. commercialization as well as the further expansion of MorphoSys US Inc. Cost of sales amounted to € 3.7 million versus € 1.0 million in the same quarter of 2019, while R&D expenses rose to € 34.2 million as compared to € 25.9 million in Q3 2019. Selling expenses in Q3 2020 increased to € 32.9 million (Q3 2019: € 4.4 million) and general and administrative expenses to € 13.3 million (Q3 2019: € 9.0 million). The increase of the two latter was primarily driven by higher personnel expenses and expenses for external services in association with the Monjuvi® (tafasitamab-cxix) launch. Selling expenses also comprised expenses for services rendered by Incyte in connection with the joint U.S. activities.

Earnings before interest and taxes (EBIT) for the Group amounted to € -61.7 million in Q3 2020 versus € -27.0 million in Q3 of the previous year. The Proprietary Development segment reported an EBIT of € -61.7 million (Q3 2019: € -30.4 million), while the Partnered Discovery segment delivered an EBIT of € 9.3 million (Q3 2019: € 8.8 million). The consolidated net loss was € -65.3 million (Q3 2019: € -24.2 million). Basic earnings per share were € -2.00 compared to € -0.76 in Q3 2019.

On September 30, 2020, the Group’s liquidity position amounted to € 987.2 million. This liquidity position is reported on the balance sheet under the items “cash and cash equivalents”, “financial assets at fair value through profit or loss”, and current and non-current “other financial assets at amortized cost”. The cash inflow from the convertible offering in October is therefore not included in this amount.

The number of shares issued totaled 32,890,046 at the end of Q3 2020 (year-end 2019: 31,957,958).

Results for the First 9 Months 2020 (IFRS)

During the first 9 months of 2020, Group revenues increased to € 291.7 million from € 60.7 million in the same time period last year. This rise resulted primarily from the collaboration and license agreement with Incyte. Research and development expenses amounted to € 86.6 million versus € 75.3 million in the same time period last year. EBIT rose to € 101.8 million, compared to € -56.3 million for 9M 2019.

Financial Guidance and Operational Outlook for 2020

For the financial year 2020, MorphoSys increased its financial guidance. Management now expects Group revenues in the range of € 317 to € 327 million (previously: € 280 to € 290 million) and an EBIT in the range of € 10 to € 20 million (previously: € -15 to € +5 million). R&D expenses are expected to remain unchanged in the range of € 130 to € 140 million. This updated guidance reflects higher revenues from partnerships and collaborations and Tremfya® royalties are expected to be at the upper end of guidance. In addition, it now also includes revenues from product sales of Monjuvi® following its approval and subsequent launch in the U.S. This updated guidance is based on constant currency exchange rates and does not include any effects from potential in-licensing or co-development deals for new development candidates. The operational and financial guidance might potentially be impacted by the ongoing global COVID-19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution. While MorphoSys is maintaining its previously communicated guidance on its clinical trials, these could potentially be affected in terms of patient enrollment and data collection timelines, among other factors.

Ongoing Trials and Other Highlights

Monjuvi® (tafasitamab-cxix)

•

Launch of Monjuvi® (tafasitamab-cxix) using a combination of virtual engagement tools to address customer needs and to grow connectivity with customers, following Monjuvi® (tafasitamab-cxix)’s FDA approval on July 31, 2020

•	Monjuvi® (tafasitamab-cxix) was shipped to specialty distributors, the first customer order served in the first week post approval, and the first patient was dosed in the second week post approval

Tafasitamab

•	Expansion of tafasitamab’s clinical development beyond DLBCL under the collaboration and licensing agreement with Incyte

•	All activities on track to start frontMIND study (pivotal phase 3 study in first-line DLBCL) in 2021; enrollment completed for phase 1b firstMIND study

•	Pivotal phase 3 study in patients with relapsed or refractory follicular lymphoma (r/r FL) will start in 2021

•	Continue pivotal phase 3 trial evaluating tafasitamab plus bendamustine in r/r DLBCL in comparison to rituximab and bendamustine (B-MIND trial)

•	Continue phase 2 COSMOS trial of tafasitamab with idelalisib and venetoclax in CLL/SLL

Felzartamab (MOR202)

•	I-Mab: Continue pivotal development program with felzartamab in multiple myeloma in the Chinese region

•	MorphoSys: Continue clinical development of felzartamab in membranous nephropathy

Otilimab (MOR103/GSK3196165)

•	GSK to continue clinical phase 3 development program with otilimab in rheumatoid arthritis

•

GSK also started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease. According to information on www.clinicaltrials.gov, up to 800 patients are expected to be enrolled in the OSCAR study and data are expected in the first half of 2021

Tremfya® (guselkumab)

•	Janssen Research & Development, LLC. (Janssen) is currently conducting a series of clinical studies with Tremfya® (guselkumab) in various indications. Recent reported milestones include:

•	On July 14, 2020, Janssen announced the U.S. FDA approval of Tremfya® (guselkumab) as a treatment for adult patients with active psoriatic arthritis

•

On October 12, 2020, Janssen presented interim data from the GALAXI 1 study at the United European Gastroenterology Week virtual congress which showed Tremfya® (guselkumab) results at week 12 in adult patients with moderately to severely active Crohn’s disease (CD). Tremfya® induced significant improvements compared to placebo across key clinical and endoscopic outcome measures, with a safety profile consistent with approved indications

•

On October 16, 2020, Janssen announced a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) recommending the expanded use of Tremfya® (guselkumab) for the treatment of adult patients with active psoriatic arthritis (PsA) in the European Union

Novartis

•

In September 2020, Novartis started a clinical phase 2 study for NOV-14 (CSJ117) in patients with severe uncontrolled asthma and for NOV-8 (CMK389) in patients with chronic pulmonary sarcoidosis according to information on www.clinicaltrials.gov

Other partnered programs

•

Publication of clinical data and achievement of regulatory milestones from other partnered programs may occur during 2020. Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’ partners

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys continues its expansion of strategic presence of MorphoSys US Inc.

Update on the Impact of the Global COVID-19 Pandemic

•

MorphoSys recognizes the impact of the global COVID-19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, especially clinical trials. In addition to the steps already communicated to mitigate the impact of the pandemic on MorphoSys’ employees, patients and the wider community, further measures may need to be implemented in the future. MorphoSys will take a variety of factors into consideration, such as a potential adaptation of clinical trials due to restrictions on visits to healthcare facilities, increased demands on healthcare services and changes in the availability of study personnel. MorphoSys continuously monitors the situation and takes appropriate decisions on a case-by-case basis to ensure the safety of patients, study personnel and other stakeholders, as well as to safeguard data integrity

•

The MorphoSys and Incyte sales and medical teams use a combination of virtual forms of communication and in-person interactions for the commercialization of Monjuvi® (tafasitamab-cxix) and are able to adapt to challenges related to the COVID-19 pandemic in the United States

•

Patient enrollment in all ongoing tafasitamab studies is continuing as planned. Patients with DLBCL suffer from a life-threatening disease that requires treatment and usually does not allow a delay in therapy. However, a potential delay in recruitment cannot be ruled out due to the factors mentioned above

•	Patient enrollment for the M-PLACE study with felzartamab (MOR202) continued as planned

MorphoSys Group Key Figures (IFRS, September 30, 2020)

in EUR million	Q3 2020	Q3 2019	Δ		9M 2020	9M 2019	Δ
Revenues	22.0	12.5	76%		291.7	60.7	>100%
Total operating expenses	(84.0)	(40.3)	>(100%	)	(198.5)	(117.8)	(69%	)
Cost of sales	(3.7)	(1.0)	>(100%	)	0.2	(10.9)	>100%
R&D expenses	(34.2)	(25.9)	(32%	)	(86.6)	(75.3)	(15%	)
Selling expenses	(32.9)	(4.4)	>(100%	)	(75.0)	(9.3)	>(100%	)
G&A expenses	(13.3)	(9.0)	(48%	)	(37.2)	(22.4)	(66%	)
Other income/expense	0.4	0.8	(50%	)	8.7	0.8	>100%
EBIT	(61.7)	(27.0)	>(100%	)	101.8	(56.3)	>100%
Consolidated net profit/loss	(65.3)	(24.2)	>(100%	)	114.4	(52.7)	>100%
Earnings per Share, basic (in EUR)	(2.00)	(0.76)	>(100%	)	3.53	(1.67)	>100%
Cash position (end of period)	987.2	412.4	>100%		987.2	412.4	>100%
Equity ratio (end of period) (in %)	43.3	81.9	(38.6PP*	)	43.3	81.9	(38.6PP*	)
No. of R&D programs (end of period)	116	117	(1%	)	116	117	(1%	)
No. of clinical programs (end of period)**	27	29	(7%	)	27	29	(7%	)
No. of proprietary clinical programs (end of period)***	3	5	(40%	)	3	5	(40%	)
No. of products on the market (end of period)**	2	1	100%		2	1	100%

*	Percentage point
**	Tremfya® (guselkumab) and Monjuvi® (tafasitamab-cxix) are still considered as clinical programs due to ongoing studies in various indications and/or treatment lines
***	Including otilimab (MOR103/GSK3196165), which is fully out-licensed to GSK

MorphoSys will hold its conference call and webcast tomorrow, November 12, 2020, to present the 9-month financial results 2020 and the further outlook for 2020.

Dial-in number for the analyst conference call (in English) at 2:00pm CET; 1:00pm GMT; 8:00am EST:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830

(all numbers reachable from any geography)

Participant PIN:	26740320#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript of the prepared remarks will be available on www.morphosys.com.

The 9-month report 2020 (IFRS) is available online: www.morphosys.com/FinancialReports.

About Monjuvi® (tafasitamab-cxix)

Monjuvi is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize Monjuvi globally. Monjuvi will be co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Tafasitamab-cxix is being clinically investigated as a therapeutic option in B-cell malignancies in a number of ongoing combination trials.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

NCCN® and National Comprehensive Cancer Network® are registered trademarks of National Comprehensive Cancer Network, Inc.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of MorphoSys’ proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees.

More information at www.morphosys.com or MorphoSys-US.com.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding tafasitamab’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Investor Contacts:
Dr. Julia Neugebauer Director Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com
Media Contacts:
Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 media@morphosys.com Sophie Petersen Senior Specialist Tel: +49 (0) 89 899 27 26033 media@morphosys.com